

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

<u>Via E-mail</u>
Thomas E. Moran
Senior Vice President and Secretary
Eaton Corporation
1111 Superior Avenue
Cleveland, OH 44114

> **Re: Eaton Corporation Limited**
> **Registration Statement on Form S-4**
> **Filed June 22, 2012**
> **File No. 333-182303**

Dear Mr. Moran:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all materials prepared by Citigroup, Morgan Stanley, and Goldman Sachs, and shared with the Eaton board and the Cooper board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards' decisions to approve the merger agreement.

2. We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion before the registration statement is declared effective, and we may have additional comments.

3. Please tell us supplementally whether any shareholders entered into lock-up agreements and delivered written consents approving the business combination transaction. We note that none of your officers or directors entered into any agreements requiring that they vote in favor of the transaction.

Proxy Statement/Prospectus Cover Page

4. The letters to the Eaton and Cooper shareholders serve as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit each letter to a single page as required by paragraph (b) of Item 501 of Regulation S-K.

5. Please disclose the total number of New Eaton shares that will be issued in connection with the transaction. See Item 501(b)(2) of Regulation S-K.

6. Because the letters to shareholders also serve as soliciting material, strive for a balanced presentation. Where you include the boards' recommendations here and elsewhere, disclose with equal prominence that board members will directly benefit from the transaction.

7. Please include the information required by Item 2 of Form S-4 on the inside front cover page of the prospectus for both Eaton and Cooper.

8. In the letter to Eaton shareholders, please disclose that the Irish High Court will also have to approve the scheme of arrangement.

9. In the letter to Cooper shareholders, please revise your disclosure to state whether the receipt of the scheme consideration in exchange for the Cooper shares will be a taxable transaction to Cooper shareholders. Your disclosure currently references Eaton shareholders.

10. Please revise the letter to Cooper shareholders to concisely describe what shareholders will be voting on at the court-ordered special meeting and at the extraordinary general meeting. The current disclosure in the fifth paragraph does not make this clear.

Eaton Corporation: Notice of Special Meeting of Shareholders

11. We note that the first matter to be acted upon by the shareholders is to adopt the transaction agreement. Given that as a result of the transaction, the corporate governance of the New Eaton, as an Irish public limited company, will be significantly different from the corporate governance of the Eaton Corporation, an Ohio Corporation, please tell us how you are complying with the Exchange Act Rule 14a-4(a)(3) by providing us with your analysis as to why the approval of certain affected provisions of the Eaton Corporation governance documents should not be "unbundled" and presented as separate matters upon which the shareholders may vote. For guidance, please refer to the Division of Corporation Finance September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations.

Cooper Industries: Notice of Extraordinary General Meeting of Shareholders

12. Please revise the proxy card to concisely present each of the resolutions that the Cooper shareholders are voting on. As currently drafted, the matter that is being voted on and ultimate effect of each resolution is not clear. For example, it appears that in the fourth matter that is being considered, you have included the entire text of the new Article 108 that will be added to the Articles of Association. Please comprehensively revise the notice.

13. Please clearly specify which resolutions are contingent on one another. Please also clearly specify that the transaction is not conditioned on the approval of resolutions five, six and seven.

Questions and Answers about the Transactions and the Special Meetings, page 1

14. You currently repeat information in your Q&A and Summary sections. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. For example, we note that you have a detailed description of the treatment of Eaton and Cooper equity awards in both the Q&A and Summary. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger in the Summary.

Q: What is the Scheme of Arrangement?, page 2

15. Please revise your disclosure to clarify whether the Irish High Court will have to approve the scheme of arrangement after the approval, if any, by Cooper shareholders.

16. Please clarify your reference to the "Panel" in your discussion of a takeover offer. We presume you are referring to the Irish Takeover Panel.

Q: What shareholder vote is required to adopt the various proposals at the Eaton special meeting?, page 4

Q: What shareholder vote is required to adopt the various proposals at the Cooper special meetings?, page 5

17. The information presented in these sections is overly complex and repetitive. Please revise these sections to concisely present the votes required to adopt the proposals at each of the meetings.

18. Please revise your disclosure to provide the percentage of outstanding shares entitled to vote that are held by directors, executive officers and their affiliates. See Item 3(h) of Form S-4.

Q: What proposals are being voted on at the Cooper special meetings?, page 4

19. Please revise your disclosure to concisely explain to shareholders the purpose of EGM Resolutions #2, #3 and #4.

Q: Why are there two Cooper special meetings?, page 7

20. Please revise your disclosure to clarify that Cooper shareholders will be asked to approve the scheme of arrangement at both the court-ordered meeting and the EGM.

Q. Why will the place of incorporation of New Eaton be Ireland?, page 11

21. With respect to the first bullet point, please state clearly what you mean by "significantly enhanced global cash management and flexibility." If you are referring to lower corporate tax rates, please state this point clearly.

Summary, page 16

Opinion of Eaton's Financial Advisors, page 23

22. Please disclose the fees and the fact that the entire payment is contingent upon the closing of the transactions.

Opinion of Cooper's Financial Advisor, page 24

23. Please disclose the fees and the fact that the entire payment is contingent upon the closing of the transactions.

Interests of Certain Persons in the Transaction, page 29

24. Please quantify the benefits that the Eaton and Cooper directors and executive officers will receive as a result of their interests in the transaction. Please also quantify these amounts in your related risk factor on page 38.

25. Please revise here and elsewhere that the officers and directors of both companies *will* have interests in the transaction that are different from and in addition to the interests of other shareholders generally.

26. Please revise your disclosure regarding the acknowledgements entered into with Eaton's executive officers regarding the change of control agreements. In particular, please specify whether the transaction does qualify as a change of control pursuant to such

agreements. Further, we note your disclosure that the Eaton board of directors intends to waive the requirement to make lump sum payments under certain deferred compensation plans that would otherwise be triggered by the transaction. Please advise when the board of directors will waive such requirement. If the waiver is uncertain, please disclose the amount that may be paid under the deferred compensation plans. To the extent that payments will not be made under either the change of control agreements or deferred compensation plans, please remove these from the list of "interests" and discuss them in a separate paragraph in this section.

Board of Directors and Management after the Transaction, page 30

27. Please specify when you anticipate that the two Cooper directors that will serve on the New Eaton board will be selected. Please also refer to Rule 438 and provide the appropriate consents of the directors when they are selected, or tell us when and how you propose to update your filing to include this information. Please include similar disclosure in your related discussion on page 99.

Regulatory Approvals Required, page 31

28. Please update your disclosure regarding the waiting period under the HSR Act, which we note expired on July 12, 2012, as well as the status of approvals that are required in the various jurisdictions listed on page 31. Please include similar disclosure in your related discussion on page 100.

29. Here or in your disclosure on page 100, please discuss more fully any required regulatory approvals and processes in Ireland. We note, for example, your discussion of the Irish High Court's sanction of the scheme of arrangement and confirmation. Consider discussing whether new or additional business licenses or approvals are also required.

Expenses Reimbursement Agreement, page 34

30. Please quantify the transaction-related costs for both Eaton and Cooper, to the extent possible. Please also quantify in U.S. dollars the maximum amount payable by Cooper to Eaton pursuant to the Expenses Reimbursement Agreement. Please also quantify these amounts in the related risk factor on page 37. We note, in particular, that various acquisition integration costs are disclosed in the Rule 2.5 Announcement.

Financing Relating to the Transaction, page 34

31. Please add a discussion quantifying the total indebtedness of New Eaton following the transaction, including the amount that you anticipate will be needed following the transaction for the combined company's debt service obligations. Please also quantify the amount of the $6.75 billion bridge loan facility that you expect to use to pay the cash component of the transaction and transactional expenses, as disclosed on page 126. Please also advise how you intend to repay the amount drawn under the bridge loan

facility which is due within 364 days of the closing of the transaction. Please include similar disclosure in the related risk factors on page 39 and 40.

Comparison of the Rights of Holders of Eaton Common Shares and New Eaton Ordinary Shares, page 35

Comparison of the Rights of Holders of Cooper Ordinary Shares and New Eaton Ordinary Shares, page 35

32. Please concisely summarize the material differences between the rights of shareholders of Eaton common shares and Cooper ordinary shares with shareholders of New Eaton ordinary shares. Please include similar disclosure in your related risk factor on page 41.

Risk Factors, page 36

New Eaton will seek Irish High Court approval of the creation of distributable reserves . . ., page 41

33. Please revise this risk factor to include a materially complete discussion of the risks to shareholders if New Eaton does not obtain approval of the creation of distributable reserves, particularly in light of the record of past dividend payments. Please also specify that you do not expect to obtain approval of the Irish High Court until 15 weeks after completion of the transaction, as disclosed on page 148.

The Transaction, page 62

The Merger and the Acquisition, page 62

34. Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are *not* exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

35. Please expand your discussion to address Eaton's reasons and rationale for the merger with Cooper. As currently drafted, the disclosure focuses mainly on Cooper's efforts in recent years to pursue a business combination transaction with a large company in a similar industry.

36. Please expand your disclosure to discuss why Cooper and Eaton did not reach an agreement on the terms of a potential business combination following the discussion of a potential stock-for-stock acquisition in May through August of 2010. Please discuss whether it was due to the terms or the transaction, the timing of the transaction, or any other factors.

37. It appears from your disclosure that between October 2010 and October 2011 neither Cooper nor Eaton had any discussion regarding potential transactions. Please clarify, and revise your disclosure as necessary to include any material discussions that occurred during this time period.

38. Please explain why Mr. Hachigian called Mr. Cutler in February 2012 to discuss a possible business combination between Eaton and Cooper, including any particular reason for initiating discussions at that time.

39. Please briefly discuss the strategic rationale for the potential acquisition, the complementary nature of Eaton's and Cooper's businesses, and the certain financial and governance aspects of the transaction that were discussed at the Eaton board of directors meeting on April 5, 2012.

40. Please discuss why the Cooper board concluded on April 5, 2012 that Cooper management should continue to pursue and develop a transaction with Eaton.

41. We note that Mr. Cutler's letter to Mr. Hachigian sent on April 5, 2012 assumed that the parent entity would be incorporated outside the United States. Please disclose how this assumption was made, including any discussions that took place regarding the reasons for, and benefits and risks or, incorporating outside the United States. Please also discuss any consideration given to the requirement under section 7874 of the Internal Revenue Code that former stockholders own less than 80% of New Eaton when determining the structure of the transaction.

42. Please discuss the specific strategic considerations that were reviewed at the Cooper board of directors meeting on April 9, 2012, as well as the alternatives considered by the board at such meeting and why such alternatives were not pursued.

43. Please discuss the specific reasons why the Cooper board of directors determined at the April 22 and 23, 2012 board meetings that Company A's proposal was not attractive for "financial, operational and strategic reasons." Please discuss the "various aspects of the potential transaction" that were discussed at the April 25, 2012 Eaton board meeting. Please do the same for the discussions occurring in previous years as well.

44. Please revise your disclosure regarding the negotiation of transaction documents to elaborate on the negotiation of the material terms of the merger agreement including the parties' obligations with respect to financing the merger, the ability of Cooper to consider

alternative proposals, the reimbursement of expenses and the obligation of either party to pay termination fees.

45. Please discuss the specific impact on corporate governance that will result from the incorporation of New Eaton in Ireland that was discussed by the Eaton board and management on May 20, 2012.

46. Please specifically disclose any discussions relating to the indebtedness of New Eaton following the transaction, including any discussions relating to the requirement that the bridge loan be paid within 364 days of the close of the transaction, and any risks that the bridge loan may not be able to be refinanced on favorable terms.

Recommendation of the Eaton Board of Directors and Eaton's Reasons for the Transaction, page 68

47. Please significantly expand your generalized discussion for the reasons and rationale behind the transaction, including addressing the basis for the expected synergies between Eaton and Cooper. We note in particular the detailed discussion of various expected synergies, including a breakdown of such synergies in years 2013-2016, as well as the expectation that the transaction will be accretive to earnings, that are included in the Rule 2.5 announcement and in the communications filed pursuant to Rule 425 on May 22 and 30, 2012. Further, we note that the disclosure makes general references to certain synergies such as "enhanced operational cost efficiencies and incremental revenue opportunities, as well as complementary "product lines and geographic scopes," but the specifics of such efficiencies and opportunities, as well as how this supported the board's recommendation of the transaction, is unclear. In your revised disclosure, please also include a discussion of the composition of the combined company, such as revenue mix and geographic sales. We note that such a discussion appears in your Rule 425 communications.

Opinion of Eaton's Financial Advisors, page 74

Comparable Company Analysis, page 80

Precedent Transaction Analysis, page 81

48. We note that the financial advisors performed a Comparable Company Analysis and a Precedent Transaction Analysis. Please revise to provide the following information:

- Disclose the methodology and criteria used in selecting these companies and transactions;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

- Disclose the size of each transaction in the Precedent Transaction Analysis; and

- Provide additional disclosure about the underlying data used to calculate the Comparable Company Multiple Statistic Range and the LTM EBITDA multiples.

Precedent Premium Paid Analysis, page 83

49. Please identify the precedent transactions that were used by the financial advisors in the analysis. Disclose whether any companies meeting the criteria set forth on page 83 were excluded from the analysis and the reasons for doing so.

General, page 84

50. Please revise your disclosure to discuss the method of selection of Citi and Morgan Stanley. Please also disclose the compensation to be received by Citi and Morgan Stanley in connection with financing the transaction, including in their roles as joint lead arrangers and joint book managers of the bridge credit facility and in connection with the refinancing of the revolving credit facilities and the issuance of securities by Eaton. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

51. Please disclose the purpose of the potential additional $3 million fee.

Opinion of Cooper's Financial Advisors, page 86

52. We note that Goldman Sachs reviewed certain internal financial analyses and forecasts prepared by Eaton management. Please disclose the material financial forecasts used by Goldman Sachs that are necessary for shareholders to understand the disclosure in this section, as well as the bases for and the nature of the material assumptions used in such forecasts. Please also provide us supplementally with the internal financial analyses and forecasts.

Selected Companies Analysis, page 88

Selected Precedent Transactions Analysis, page 89

53. We note that Goldman Sachs performed a Selected Companies Analysis and a Selected Precedent Transactions Analysis. Please revise to provide the following information:

- Disclose the methodology and criteria used in selecting these companies and transactions;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

- Disclose the size of each transaction in the Selected Precedent Transactions Analysis; and

- Provide additional disclosure about the underlying data used to calculate the range of 2012 EV-EBITDA and 2012 E P/E as well as the LTM EBITDA multiples.

54. Please revise the disclosure on page 91 to provide a quantitative description of the fees Goldman Sachs and its affiliates received, or are to receive, for services provided to Cooper or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Interests of Certain Persons in the Transaction, page 92

55. We note that there are blanks in the disclosure indicating that you intend to provide this information in a future amendment. Please provide the information required by Item 402(t) of Regulation S-K in your next amendment. Please note that we may have additional comments.

Tax Consequences to U.S. Holders of Holding Shares in New Eaton, page 108

Information reporting and backup withholding, page 110

56. Please include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 119

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 120

57. Since Cooper has discontinued operations for the year ended December 31, 2011, please retitle each pro forma net income and net income per common share line item here and throughout the filing to reflect that they are from continuing operations.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 121

58. Please revise the face of your pro forma balance sheet to present the debit to cash related to the debt incurred in adjustment 3(f). Please also separately present the credit to cash in the same amount related to the cash consideration paid per Cooper share and paid for equity based compensation plans.

59. Please revise the shareholders' equity section to disclose the number of historical common shares issued and outstanding as well as the number of combined pro forma issued and outstanding common shares as of March 31, 2012.

Note 3. Pro Forma Transaction Adjustments, page 125

(f) Debt, page 126

60. Please revise to indicate the expected term that the bridge loan will be outstanding. Please also revise to disclose the expected maturity date of your bridge loan as noted on page 147.

The Transaction Agreement, page 130

61. We note your disclaimer on page 134 stating that the representations and warranties in the transaction agreement "may be subject to a contractual standard of materiality different from those generally applicable to shareholders . . ." Please remove this disclaimer or revise it to remove any suggestion that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Description of New Eaton Ordinary Shares, page 154

Comparison of the Rights of Holders of Eaton Common Shares and New Eaton Ordinary Shares, page 169

Comparison of the Rights of Holders of Cooper Ordinary Shares and New Eaton Ordinary Shares, page 195

62. Please remove the statements in these sections that the disclosure is qualified in its entirety by reference to the provisions of the OCGL and the Companies Acts. You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

Where You Can Find More Information, page 206

63. We note you statement that all additional documents filed pursuant to Sections 14(a), 13(c), 15 or 15(d) after the date of the joint proxy statement/prospectus and prior to the earlier of the effective time and the termination of the transaction agreement shall be deemed incorporated by reference. Please revise to state that documents filed prior to the date of the Eaton and Cooper shareholder meetings will be incorporated by reference. See Item 11(b) of Form S-4.

Audited Financial Statements

Note 5. Subsequent Events, page F-4

64. Please disclose the specific date through which subsequent events have been evaluated. Please refer to ASC 855-10-50-1.

Exhibit 99.5

65. Please ensure that the proxy card is marked is "preliminary" until the time that you file a definitive proxy statement. See Rule 14a-6(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Marni Lerner, Esq. (*via E-mail*)
       Simpson Thacher & Bartlett LLP